SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 November, 2004

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                    DESCRIPTION

99.1                                                                            Director Shareholding announcement released on 26 November 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 November, 2004                                                                                                                        Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                                     SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     1)  Name of company
     Cambridge Antibody Technology

     2)  Name of director
     John Stocker

     3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
     As in 2 above

     4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
     Greenwood Nominees Limited

     5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
     As in 2 above

     6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
     Regular annual payment of part of directors fees in lieu of cash consideration

     7)  Number of shares/amount of
         stock acquired
     1,028

     8)  Percentage of issued class
     0.003%

     9)  Number of shares/amount
         of stock disposed
     Nil

     10) Percentage of issued class
     Nil

     11) Class of security
     Ordinary 10 pence shares

     12) Price per share
     £5.935

     13) Date of transaction
     26 November 2004

     14) Date company informed
     26 November 2004

     15) Total holding following this notification
     81,979

     16) Total percentage holding of issued class following this notification
     0.199%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant

     18) Period during which or date on which exercisable

     19) Total amount paid (if any) for grant of the option

     20) Description of shares or debentures involved: class, number

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     22) Total number of shares or debentures over which options held following this notification

     23) Any additional information

     24) Name of contact and telephone number for queries
     Justin Hoskins, 01223 898589

     25) Name and signature of authorised company official responsible for making this notification

         Date of Notification..26 November 2004

                                                     SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     1)  Name of company
     Cambridge Antibody Technology

     2)  Name of director
     Ake Stavling

     3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
     As in 2 above

     4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
     Greenwood Nominees Limited

     5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
     As in 2 above

     6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
     Regular annual payment of part of directors fees in lieu of cash consideration

     7)  Number of shares/amount of
         stock acquired
     1,028

     8)  Percentage of issued class
     0.003%

     9)  Number of shares/amount
         of stock disposed
     Nil

     10) Percentage of issued class
     Nil

     11) Class of security
     Ordinary 10 pence shares

     12) Price per share
     £5.935

     13) Date of transaction
     26 November 2004

     14) Date company informed
     26 November 2004

     15) Total holding following this notification
     2,135

     16) Total percentage holding of issued class following this notification
     0.005%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant

     18) Period during which or date on which exercisable

     19) Total amount paid (if any) for grant of the option

     20) Description of shares or debentures involved: class, number

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     22) Total number of shares or debentures over which options held following this notification

     23) Any additional information

     24) Name of contact and telephone number for queries
     Justin Hoskins, 01223 898589

     25) Name and signature of authorised company official responsible for making this notification

         Date of Notification..26 November 2004

                                                     SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     1)  Name of company
     Cambridge Antibody Technology

     2)  Name of director
     Sir Aaron Klug

     3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
     As in 2 above

     4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
     Greenwood Nominees Limited

     5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
     As in 2 above

     6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
     Regular annual payment of part of directors fees in lieu of cash consideration

     7)  Number of shares/amount of
         stock acquired
     1,028

     8)  Percentage of issued class
     0.003%

     9)  Number of shares/amount
         of stock disposed
     Nil

     10) Percentage of issued class
     Nil

     11) Class of security
     Ordinary 10 pence shares

     12) Price per share
     £5.935

     13) Date of transaction
     26 November 2004

     14) Date company informed
     26 November 2004

     15) Total holding following this notification
     31,307

     16) Total percentage holding of issued class following this notification
     0.076%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant

     18) Period during which or date on which exercisable

     19) Total amount paid (if any) for grant of the option

     20) Description of shares or debentures involved: class, number

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     22) Total number of shares or debentures over which options held following this notification

     23) Any additional information

     24) Name of contact and telephone number for queries
     Justin Hoskins, 01223 898589

     25) Name and signature of authorised company official responsible for making this notification

         Date of Notification..26 November 2004

                                                     SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
Peter Ringrose

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Greenwood Nominees Limited

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Regular annual payment of part of directors fees in lieu of cash consideration

7)  Number of shares/amount of
    stock acquired
1,028

8)  Percentage of issued class
0.003%

9)  Number of shares/amount
    of stock disposed
Nil

10) Percentage of issued class
Nil

11) Class of security
Ordinary 10 pence shares

12) Price per share
£5.935

13) Date of transaction
26 November 2004

14) Date company informed
26 November 2004

15) Total holding following this notification
2,955

16) Total percentage holding of issued class following this notification
0.007%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries
Justin Hoskins, 01223 898589

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification..26 November 2004

                                                     SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

     1)  Name of company
     Cambridge Antibody Technology

     2)  Name of director
     Professor Christopher Marshall

     3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
     As in 2 above

     4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
     Greenwood Nominees Limited

     5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
     As in 2 above

     6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
     Regular annual payment of part of directors fees in lieu of cash consideration

     7)  Number of shares/amount of
         stock acquired
     20

     8)  Percentage of issued class
     0.00005%

     9)  Number of shares/amount
         of stock disposed
     Nil

     10) Percentage of issued class
     Nil

     11) Class of security
     Ordinary 10 pence shares

     12) Price per share
     £5.935

     13) Date of transaction
     26 November 2004

     14) Date company informed
     26 November 2004

     15) Total holding following this notification
     20

     16) Total percentage holding of issued class following this notification
     0.00005%

                                                     SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
Dr Paul Nicholson

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Dr Paul Nicholson

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Regular annual payment of part of directors fees in lieu of cash consideration

7)  Number of shares/amount of
    stock acquired
2,019

8)  Percentage of issued class
0.0005%

9)  Number of shares/amount
    of stock disposed
Nil

10) Percentage of issued class
Nil

11) Class of security
Ordinary 10 pence shares

12) Price per share
£5.935

13) Date of transaction
26 November 2004

14) Date company informed
26 November 2004

15) Total holding following this notification
9,112

16) Total percentage holding of issued class following this notification
0.022%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries
Justin Hoskins, 01223 898589

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification..26 November 2004

                                                     SCHEDULE 11

                             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
Professor Uwe Bicker

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Professor Uwe Bicker

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Regular annual payment of part of directors fees in lieu of cash consideration

7)  Number of shares/amount of
    stock acquired
1,028

8)  Percentage of issued class
0.003%

9)  Number of shares/amount
    of stock disposed
Nil

10) Percentage of issued class
Nil

11) Class of security
Ordinary 10 pence shares

12) Price per share
£5.935

13) Date of transaction
26 November 2004

14) Date company informed
26 November 2004

15) Total holding following this notification
5,838

16) Total percentage holding of issued class following this notification
0.014%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries
Justin Hoskins, 01223 898589

25) Name and signature of authorised company official responsible for making this notification

    Date of Notification..26 November 2004

END